Exhibit 99.2

IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Mr. Reilly and Mr. Meisenberg are control persons of ACK (which is an investment adviser that is a reporting person in accordance with Rule 13d-1(b)(1)(ii)(E))  in accordance with Rule 13d-1(b)(1)(ii)(G) under the Securities Exchange Act of 1934, as amended.